SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,339,786 shares of Destination Maternity Corporation common stock outstanding as of June 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on June 12, 2019.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,796,610
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,796,610
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,339,786 shares of Destination Maternity Corporation common stock outstanding as of June 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 12, 2019.

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described in the Original Schedule 13D.  If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,797,610 shares or 12.5% of the DM Common Stock; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,000 shares of DM Common Stock directly beneficially owned by Orchestra-Premaman S.A. (“Orchestra-Premaman”) is approximately $9,030.00 which was funded with cash on hand of Orchestra-Premaman.  The aggregate purchase price of the 1,796,610 shares of DM Common Stock directly beneficially owned by Yeled Invest S.A. (“Parent”) is approximately €15,361,015.50 which was funded by a loan agreement with Natixis Wealth Management.
Item 4.	Purpose of the Transaction.
                On June 11, 2019, counsel for the Reporting Persons conveyed to counsel for the Issuer a proposal to add Pierre-André Mestre and Agathe Boidin to the Board of Directors of the Issuer prior to the Issuer’s conference call to discuss its first quarter fiscal 2019 financial results held on June 13, 2019.  The Issuer declined to pursue that possibility.
Item 5.	Interest in Securities of the Issuer.
Subsection (a) – (b) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:
(a) — (b) As of June 14, 2019, Orchestra-Premaman is the beneficial owner of and has shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of June 14, 2019, Parent is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,796,610 shares of DM Common Stock, representing 12.5% of the outstanding shares of DM Common Stock. In addition, as a result of its ownership of a controlling interest in Orchestra-Premaman, Parent is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock owned by Orchestra-Premaman, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of June 14, 2019, Pierre-André Mestre is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 0.01% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 14,339,786 shares of DM Common Stock outstanding as of June 3, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on June 12, 2019.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A to the Original Schedule 13D beneficially owns any shares of DM Common Stock.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 9 is true, complete and correct.

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/Stefan Sjaniszewski
Name: Stefan Sjaniszewski
Title: Managing Director

YELED INVEST S.A.

By:	/s/ Fons Mangen
Name: Fons Mangen
Title: Administrator

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: Administrator

Dated:  June 14, 2019